Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-169288

September 30, 2010

ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents the Company has filed for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-500-5408 (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or 1-800-503-4611 (Deutsche Bank Securities Inc.) (calling these numbers are not toll free outside the United States). You may also access the Company’s most recent prospectus dated September 30, 2010, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, or Amendment No. 4, as filed with the SEC via EDGAR, by visiting the SEC website at http://www.sec.gov/Archives/edgar/data/1498576/000104746910008364/a2200279zf-1a.htm

On September 15, 2010, the Company filed Amendment No. 1 to its registration statement on Form F-1, including a preliminary prospectus, or the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. References to “ChinaCache,” “we,” “us,” “our company” and “our” are used in the same manner as in the Preliminary Prospectus.

Increase in the number of ADSs offered by the Company

The number of ADSs offered by the Company, as stated in the Preliminary Prospectus, was 4,454,100. The number of ADSs offered by the Company has now been increased to 5,014,100. The number of ADSs that the underwriters have the option to purchase from the Company to cover over-allotment option has now been increased to 909,147 from 825,147 as stated in the Preliminary Prospectus.

In light of the above change, we have revised the disclosures that are contingent on the number of ADSs offered by the Company in Amendment No. 4. All references to page numbers are to page numbers in Amendment No. 4. Set forth below are the revised:

(1)                        prospectus front cover page,

(2)                        “Summary—the Offering” section,

(3)                        one risk factor under the “Risk Factors” section,

(4)                        “Use of Proceeds” section,

(5)                        “Capitalization” section,

(6)                        “Dilution” section,

(7)                        the last paragraph under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Risk” section,

(8)                        the second paragraph and the table under the “Principal and Selling Shareholders” section,

(9)                        the first sentence under the “Shares Eligible for Future Sale” section,

(10)                  the first sentence under the “Underwriting—Over-allotment Option” section,

(11)                  “Expenses Relating to This Offering” section, and

(12)                  prospectus back cover page.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 30, 2010.

ChinaCache International Holdings Ltd.

6,060,980 American Depositary Shares

Representing 96,975,680 Ordinary Shares

ChinaCache International Holdings Ltd., or ChinaCache, is offering 5,014,100 American depositary shares, or ADSs, and the selling shareholders identified in this prospectus are offering an additional 1,046,880 ADSs. Each ADS represents 16 ordinary shares, par value US$0.0001 per share of ChinaCache. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Prior to this offering, there has been no public market for the ADSs or the ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$10.00 and US$12.00. Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “CCIH.”

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to ChinaCache	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

The underwriters have an option to purchase up to an additional 909,147 ADSs from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                         , 2010.

BofA Merrill Lynch	Deutsche Bank Securities

Oppenheimer & Co.	Pacific Crest Securities

Prospectus dated                         , 2010.

The Offering

Offering price	We currently expect that the initial public offering price per ADS will be between US$10.00 and US$12.00.

ADSs offered by us	5,014,100 ADSs.

ADSs offered by the selling shareholders	1,046,880 ADSs.

ADSs outstanding immediately after this offering	6,060,980 ADSs.

Ordinary shares outstanding immediately prior to this offering	290,041,317 shares.

Ordinary shares outstanding immediately after this offering	373,036,386 shares.

ADS to ordinary share ratio	1:16.

Proposed Nasdaq Global Market symbol	CCIH.

Depositary	Citibank, N.A.

Over-allotment option	The underwriters have a 30-day option to purchase up to an additional 909,147 ADSs from us at the initial public offering price less the underwriting discount.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons.

Use of proceeds

We intend to use the net proceeds from this offering to expand our research and development efforts, fund our capital expenditures for network and other equipment, and fund working capital, and for other general corporate purposes, including strategic investment in and acquisitions of complementary businesses. See “Use of Proceeds” for more information. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up

We, our directors and executive officers, all of our existing shareholders and certain of our option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date this prospectus becomes effective. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•                  assumes no exercise by the underwriters of their over-allotment option to acquire additional ADSs;

•                  assumes the conversion of all outstanding preferred shares into 205,565,425 ordinary shares immediately prior to the completion of this offering;

•                  excludes ordinary shares reserved for future issuances under our stock incentive plans, of which 22,591,260 are issuable upon the exercise of options outstanding as of the date of this prospectus; and

•                  includes 2,769,469 ordinary shares to be issued to Sundream Holdings Limited and Smart Asia Holdings Limited, assuming an initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of our initial public offering price.

RISK FACTORS

Risks Related to Our ADSs and This Offering

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. In addition, at an assumed offering price of US$11.00 per ADS, the midpoint of the estimated range of the public offering price, 2,769,469 ordinary shares will be issued to Sundream Holdings Limited and Smart Asia Holdings Limited pursuant to a supplementary agreement we have entered into with them in connection with our acquisition of JNet Holdings. As a result, you will experience immediate and substantial dilution of approximately US$8.24 per ADS (assuming no exercise by the underwriters of their over-allotment option to acquire additional ADSs), after giving effect to the conversion of our preferred shares, this offering and the issuance of ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See ‘‘Dilution’’ for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$48.4 million, or approximately US$57.7 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$11.00 per ADS (the mid-point of the range shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$4.7 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We currently plan to use the net proceeds of this offering as follows:

•                  approximately US$15.0 million to expand our research and development efforts;

•                  approximately US$27.6 million to fund our capital expenditures for network and other equipment; and

•                  the remaining amount to fund working capital and for other general corporate purposes, including strategic investment in, and acquisitions of, complementary businesses (although we are not negotiating any such investment or acquisition).

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

To the extent that a certain portion or all of the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. These consequences are described in more detail in “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our PRC affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary or affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•                  on an actual basis;

•                  on a pro forma basis to reflect the automatic conversion of all of our outstanding redeemable convertible preferred shares into 205,565,425 ordinary shares immediately upon completion of this offering; and

•                  on a pro forma as-adjusted basis to reflect (i) the sale of 80,225,600 ordinary shares in the form of ADSs by us in this offering and (ii) the issuance of 2,769,469 ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited; in each of cases (i) and (ii), assuming an initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of our initial public offering price, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us and assuming the underwriters’ over-allotment option to purchase additional ADSs is not exercised.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2010
	Actual	Pro forma	Pro forma as adjusted
	(US$ in thousands)
Mezzanine equity:
Series A redeemable convertible preferred shares, US$0.0001 par value, 73,100,000 shares authorized, 73,076,921 issued and outstanding	16,231	—	—
Series B redeemable convertible preferred shares, US$0.0001 par value, 79,800,000 shares authorized, 79,765,142 issued and outstanding	42,772	—	—
Series C redeemable convertible preferred shares, US$0.0001 par value, 45,000,000 shares authorized, 44,780,836 issued and outstanding	17,079	—	—
Total mezzanine equity	76,082	—	—
Shareholders’ (deficit) equity:
Ordinary shares (US$0.0001 par value, 310,000,000 shares authorized, 84,475,892 shares issued and outstanding, 290,041,317 shares issued and outstanding on a pro forma basis and 373,036,386 shares issued and outstanding on a pro forma as-adjusted basis)	10	31	39
Additional paid-in capital(1)	9,202	85,263	135,513
Statutory reserves	196	196	196
Accumulated deficit	(66,845)	(66,845)	(68,749)
Accumulated other comprehensive income	83	83	83
Total shareholders’ (deficit) equity(1)	(57,354)	18,728	67,082
Total capitalization(1)	18,728	18,728	67,082

(1)                                  A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders equity and total capitalization by US$4.7 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately US$14.9 million, or US$0.18 per ordinary share as of that date, and US$2.83 per ADS. Net tangible book value represents the amount of our total consolidated assets, excluding goodwill, acquired intangible assets and deferred IPO costs of US$1.0 million, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding preferred shares into ordinary shares and the issuance of ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited upon completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2010, other than to give effect to the conversion of all outstanding preferred shares as of June 30, 2010 into ordinary shares upon completion of this offering, our sale of the ADSs offered in this offering at the initial public offering price of US$11.00 per ADS after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us and the issuance of 2,769,469 ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited, our pro forma as-adjusted net tangible book value as of June 30, 2010 would have been US$64.3 million, or US$0.17 per outstanding ordinary share, and US$2.76 per ADS. This represents an immediate increase in net tangible book value of US$0.12 per ordinary share and US$1.93 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$0.52 per ordinary share and US$8.24 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	0.6875	US$	11.00
Net tangible book value per share as of June 30, 2010	US$	0.18	US$	2.83
Pro forma net tangible book value per share after giving effect to the conversion of our preferred shares	US$	0.05	US$	0.82
Pro forma as-adjusted net tangible book value per share after giving effect to the conversion of our preferred shares, this offering and the issuance of ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited	US$	0.17	US$	2.76
Amount of dilution in net tangible book value per share to new investors in the offering	US$	0.52	US$	8.24

The following table summarizes, on a pro forma as-adjusted basis as of June 30, 2010, the differences between existing shareholders, including holders of our preferred shares that will be automatically converted into ordinary shares immediately prior the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares purchased		Total consideration		Average price per ordinary		Average price per
	Number	Percent	Amount	Amount	share		ADS
	(US$ in thousands, except number of shares and percentages)
Existing shareholders(1)	292,810,786	78.5%	60,964,729	52.5%	US$	0.21	US$	3.33
New investors	80,225,600	21.5%	55,155,100	47.5%	US$	0.69	US$	11.00
Total	373,036,386	100.0%	116,119,829	100.0%

(1)                                  Takes into account the issuance of 2,769,469 ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited, assuming an initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of the initial public offering price.

A US$1.00 increase (decrease) in the assumed public offering price of US$11.00 per ADS would increase (decrease) our pro forma as-adjusted net tangible book value per ordinary share and per ADS (after giving effect to the automatic conversion of our preferred shares and this offering) by US$0.012 per ordinary share and US$0.20 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors by US$0.05 per ordinary share and US$0.80 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma as-adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were 22,591,260 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$0.16 per share, and there were 9,008,740 ordinary shares available for future issuance upon the exercise of future grants under our stock incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

The last paragraph on page 99  under “—Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Risk” as amended:

We estimate that we will receive net proceeds of approximately US$42.6 million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on an initial offering price of US$11.00 per ADS, the mid-point of the price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the RMB against the U.S. dollar will result in a decrease of RMB29.8 million (US$4.4 million) of the net proceeds from this offering. Conversely, a 10% depreciation of the RMB against the U.S. dollar will result in an increase of RMB36.4 million (US$5.4 million) of the net proceeds from this offering.

PRINCIPAL AND SELLING SHAREHOLDERS

The second paragraph and the table on page 137 as amended:

The calculations in the table below assume there are 290,041,317 ordinary shares outstanding as of the date of this prospectus, including ordinary shares that preferred shares will automatically convert into upon completion of this offering, and 373,036,386 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option and including 2,769,469 ordinary shares to be issued to Sundream Holdings Limited and Smart Asia Holdings Limited (assuming an initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of the initial offering price) and no other change to the number of ADSs offered by the selling shareholders as set forth in the cover page of this prospectus.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Song Wang(1)	73,763,293	25.4%	—	—	73,763,293	19.8%
Jean Xiaohong Kou(1)	73,763,293	25.4%	—	—	73,763,293	19.8%
Yunjie Liu(2)	*	*	—	—	*	*
Paul Jin-Hwee Choo(3)	55,885,475	19.3%	—	—	55,885,475	15.0%
Duane Ziping Kuang(4)	41,561,784	14.3%	—	—	41,561,784	11.1%
Ya-Qin Zhang	—	—	—	—	—	—
Kathleen Chien	—	—	—	—	—	—
Richard Siqing Xu(5)	*	*	—	—	*	*
Robert Yong Sha(6)	*	*	—	—	*	*
Hao Yin(7)	6,145,644	2.1%	—	—	6,145,644	1.6%
Jie Zong(8)	*	*	—	—	*	*
Wei An(9)	*	*	—	—	*	*
All Directors and Executive Officers as a Group	184,012,771	61.9%	—	—	184,012,771	49.3%
Principal and Selling Shareholders:
Consolidated Capital Holdings Ltd.(10)	72,250,000	24.9%	—	—	72,250,000	19.4%
IGC Asia(11)	55,885,475	19.3%	—	—	55,885,475	15.0%
Funds affiliated with Qiming Venture Partners, L.P.(12)	41,561,784	14.3%	—	—	41,561,784	11.1%
JAFCO Asia Technology Fund II(13)	31,187,458	10.8%	9,300,000	3.2%	21,887,458	5.9%
Funds affiliated with Intel Capital (Cayman) Corporation(14)	30,117,049	10.4%	6,450,080	2.2%	23,666,969	6.3%
SIG China Investments One, Ltd.(15)	21,443,215	7.4%	—	—	21,443,215	5.7%
China OperVestors Inc.(16)	1,000,000	0.3%	1,000,000	0.3%	—	—

*              Less than 1%.

†              Each Series A convertible preferred share is convertible into one share of ordinary share, each Series B convertible preferred share is convertible into approximately 1.027 shares of ordinary shares, each Series C-1 convertible preferred share is convertible into approximately 1.182 shares of ordinary shares, each Series C-2 convertible preferred share is convertible into approximately 1.172 shares of ordinary shares, and each Series C-3 convertible preferred share is convertible into one share of ordinary share.

SHARES ELIGIBLE FOR FUTURE SALE

The first sentence on page 164 as amended:

Upon completion of this offering, we will have outstanding 6,060,980 ADSs representing approximately 26.0% of our ordinary shares in issue.

UNDERWRITING

The first sentence under “—Over-allotment Option” on page 173 as amended:

We have granted an option to the underwriters to purchase up to 909,147 additional ADSs at the public offering price, less the underwriting discount.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the Securities and Exchange Commission registration fee, NASDAQ market entry and listing fee and the Financial Industry Regulatory Authority, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	5,964
NASDAQ Market Entry and Listing Fee	125,000
Financial Industry Regulatory Authority, Inc. Filing Fee	8,865
Printing Expenses	200,000
Legal Fees and Expenses	1,500,000
Accounting Fees and Expenses	600,000
Miscellaneous	500,000
Total	US$	2,939,828

ChinaCache International Holdings Ltd.

6,060,980 American Depositary Shares

Representing

96,975,680 Ordinary Shares

BofA Merrill Lynch	Deutsche Bank Securities

Prospectus dated                                     , 2010.